UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
www.sec.gov

SCHEDULE 13D
Under the Securities Exchange Act of 1934


MONTANA ACQUISITION CORPORATION
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)

NONE
(CUSIP Number)

Randolph S. Hudson, President, pro tem
Montana Acquisition Corporation
Post Office Box 202
Wyoming, New York  14591-0202
(585) 495-6907
Telecopier: (585) 486-1288
E-Mail: montanainvestors@rochester.rr.com
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)


If the filing person has previously filed a statement on
Schedule 13G to report the acquisition that is the subject
of this Schedule 13D, and is filing this schedule (the
"Schedule") because of  sections 240.13d-1(e), 240.13d-1(f)
or 240.13d-1(g), check the following box.   [     ]

Parties identified in 17 CFR 240.13d-7 are to be sent copies of this Schedule.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.
CUSIP No.  None


1.
Names of Reporting Persons. I.R.S. Identification
Nos. of above persons (entities only).


Taxpayer Identification No. 26-0037021


2.
Check the Appropriate Box if a Member of a Group:


(a)



(b)



3.
SEC Use Only


4.
Source of Funds: PF, WC


5.
Check if Disclosure of Legal Proceedings Is Required
Pursuant to Items 2(d) or 2(e):  X


6.
Citizenship or Place of Organization: United States of America

Number of
Shares
Beneficially
Owned by
Each
Reporting
Person With



7.
Sole Voting Power:
23,750



8.
Shared Voting Power:
-0-



9.
Sole Dispositive Power:
23,750



10.
Shared Dispositive Power:                    -
0-


11.
Aggregate Amount Beneficially Owned by Each
Reporting Person: 23,750 Shares


12.
Check if the Aggregate Amount in Row (11) Excludes
Certain Shares (See Instructions)


13.
Percent of Class Represented by Amount in Row (11):
95.0%


14.
Type of Reporting Person:  IN


ITEM 1.	SECURITY AND ISSUER.

1.a.	SECURITIES OF THE ISSUER.  The Issuer's
common stock, $0.001 par value per share, is the common voting equity security of the Issuer that is the subject of this Schedule (the "Issuer's
Common Stock").

1.b.	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE
OFFICES. The Issuer's principal executive office is temporarily located at the office of the Reporting Person (Randolph S. Hudson), the lessee of which has permitted the Issuer to use a portion thereof on a limited, informal, and month-to-month basis, without cost to the Issuer;
provided, however, the Reporting Person continues to remain the principal stockholder, in supermajority, of the Issuer. It is the Reporting Person's intention to locate a suitable office at which to conduct the Issuer's business within 60 (sixty) days from the date of the filing of this Schedule, or otherwise to secure a suitable accommodation the Issuer may utilize as its principal executive office in order to pursue the purposes stated to the Securities and Exchange Commission (the "Commission") in its prior filings therewith.

ITEM 2.	IDENTITY AND BACKGROUND.

2.a.	The name of the person filing this Schedule
is Randolph S. Hudson (the Reporting Person).

2.b.	The Reporting Person's residential mailing
address is Post Office Box 103, Wyoming, New York
14591-0103.

2.c.	The Reporting Person's present principal
occupation is that of a business consultant and as a developer and principal of business entities that are engaged both in commerce and in industry. Mr. Hudson presently serves as (1) the co-managing senior general partner of Union First
Capital Markets, a New York general partnership, which is entitled to receive mail at Post Office
Box 202, Wyoming, New York 14591 and that maintains an office at 233 Alexander Street, Second Floor, Rochester. New York 14607; (2) the sole proprietor of Corporate Strategies and Logistics, a de facto fictitious business conducted by Mr. Hudson, which is entitled to receive mail at Post Office Box 202, Wyoming, New
York 14591 and that is entitled to receive mail at 11601 Biscayne Boulevard, Suite 201, North
Miami, Florida 33181, (3) the incorporator, principal organizer, Chairman of the Board, and President, and Chief Executive Officer of Hudson
National Financial Corporation, a de facto Utah corporation in the process of becoming reinstated as a Utah corporation, which is entitled to receive mail at Post Office Box 202, Wyoming, New
York 14591, (4) the principal organizer of a prospective restaurant and bar operation that is proposed to be located at 2205 Buffalo Road in Gates, New York, which will be owned by a de facto Oklahoma corporation to be renamed
Consumers Hospitality Corporation, which is entitled to receive mail at Post Office Box 202, Wyoming, New York 14591), (5) the acting
President, Secretary, Treasurer and Director of
Cartoon Acquisition, Inc., a United States corporation organized under the laws of the State of Delaware, entitled to receive mail at Post
Office Box 202, Wyoming, New York 14591 and that maintains an office address at 14 Franklin
Street, Suite 900, Rochester. New York 14604, and
(6) the acting President, Secretary, Treasurer, and a Director of Second Mongolian Mining
Security Services, Inc., a non-distributing
Federal Canadian corporation, the securities of which are quoted (on an "unsolicited bids" basis) on the Over-the-Counter Bulletin Board electronic intermediary quotation system in the United
States under the symbol "SEMLF", which is entitled to receive mail at Post Office Box 202, Wyoming, New York 14591 and that uses a principal registered office address at One Yonge Street, Suite 1801, Toronto, Ontario M5E 1W7 Canada.

		Prior to his associations with the firms stated hereinabove, Mr. Hudson served as a senior general partner of HNFC Capital Markets and as a senior general partner of Alliant Corporate
Strategies. During the 21 years prior to his occupations and professional associations stated hereinabove, Mr. Hudson was engaged as the principal (or as the managing general partner or controlling shareholder) in the following business ventures: the ownership and operation of four new and used car dealerships (in California and in Utah), two auto leasing companies (in
California and in Utah), five full service hotels
(in New Mexico, in Texas, in Oklahoma, and in
California), 109 restaurants (located throughout the contiguous United States and in Northern
Mexico), three nightclubs (in California, in Utah, and in Nevada), a chain of convenience stores (in Utah), a chain of stationery and office-supply stores (located in California), a chain of coin-operated laundry and dry-cleaning operations (throughout the Intermountain United
States), one regional ice cream manufacturing and distribution facility (in Utah), a chain of retail ice cream and fountain operations (in
Utah, in Nevada, and in California), a chain of doughnut stores (in California and in Utah), a moderately-sized gold and silver operation (in
Nevada), and, finally, Mr. Hudson owned 412 residential rental units (in Utah and in Washington).

2.d.	Excluding traffic violations and traffic-
related misdemeanors, during the five years preceding the date of this Schedule, the Reporting Person was convicted on six counts of criminal failure to pay wages to his employees in the State of New York.

	Background.  Mr. Hudson, by and through
Interstate Restaurant Corporation, a New York corporation ("Interstate"), which was not owned by the public, owned and operated a number of restaurants in New York State and elsewhere in the United States. On or about July 4, 1999, Mr.
Hudson, acting by and through Interstate, then, a validly existing New York corporation, indicated to his approximately 115 employees that he intended to permanently close the last remaining
Peapickers Restaurant unit located in Amherst, New York, as said operation was financially non-productive. (The actual date the restaurant closed was in October 1999.) A number of the employees, 10 of them, took it upon themselves to pay one another by utilizing the cash from the restaurant's point-of-sale system without authorization from Interstate or from Mr. Hudson;
later, they recanted they felt they were not going to be paid as the result of the restaurant's closure and, thus, took it upon themselves to "advance" themselves their pay.
The State of New York narrowed their
investigation, and their resulting determination was to support eight of the 10 employees' claims, intimating the other two employees falsely submitted claims for payment of their wages. (It should be noted the State of New York failed to file civil or criminal actions against the remaining two employees who, admittedly, filed false wage claims with the New York State
Department of Labor.) Consequently, and nevertheless, Mr. Hudson refused to pay these eight of approximately 115 employees. Mr. Hudson argued that because these eight employees had "paid themselves" by "tapping the till," none of them were entitled to any further compensation from Interstate, or from Interstate's senior executive officers or directors, which, then, may have been required to pay them by operation of New York State Law, as the result of Interstate's cessation of business. (As a note, the remaining
107 employees were paid-in-full, in due course in the ordinary course of business, without discrepancy, on the date or dates requiring
Interstate to pay them prior to the restaurant's permanent closure.)

	Criminal Action.  In or about November 1999, the
State of New York brought a criminal action against Interstate and also named Mr. Hudson as a co-defendant in that action, charging it and him with eight counts of criminal failure to pay wages under Section 191.1a of the New York State
Labor Law. The complaint was filed in the Amherst Town Court in Amherst, New York, and was prosecuted by a special prosecutor who served as an Assistant Attorney General of the State of New
York. As the direct result of Mr. Hudson operating from principle, the case continued for approximately four years in said Court. On or about August 6, 2003, Mr. Hudson, by speaking certain derogatory references as to the character of Interstate's former employees in open court, and, by openly defying the Court by his outright refusal to pay the thieving employees their wages, was ordered to jail for one week by the Court for his contemptuous actions, and, the Court, in its immeasurable and undistinguished wisdom, imposed cash bail of $6,000 per count (in contrast to the Court's prior release of Mr.
Hudson on his own recognizance in this case) in order for Mr. Hudson to be released from the jailhouse. Mr. Hudson, after serving six days in the Erie County Correctional Facility in Alden,
New York, posted the required cash bail and was released until his next appearance in Court;
whereby, Mr. Hudson's attorneys compelled him to agree to settle with the State of New York and to pay the employees the approximately $1,800 balance as payment-in-full for their purported wage claims against Interstate. (In fairness to the Court, it should be noted that the Court indicated its displeasure with the employees for their actions; however, the Court's position was to enforce New York State Labor Law by compelling employers to observe the law, regardless of the individual and unrelated matters-at-hand.) It was the State's position that had the employees actually removed Interstate's cash property without authorization; it should have been Interstate's position to file criminal theft charges against the employees. However, the statutory period for the filing of such charges had passed by the date Mr. Hudson reached a settlement with the State of New York in this matter.

	Resultant Criminal Record. By the Court's acceptance of Mr. Hudson's settlement with the State of New York, it was agreed that one year following the conviction date, the State of New
York would dismiss all criminal charges against Mr. Hudson and expunge his record accordingly under an Adjournment and Contemplation of Dismissal in the case.

		(Mr. Hudson would like to state for the record that during the 26 years prior to the date thereof, having had employed approximately 4,000 individuals in three countries on his respective corporate payrolls, at no time and for no reason were brought against him any actions by any of his employees for any alleged violations of any states' or countries' labor laws.)

2.e.	During the five years preceding the date of
the filing of this Schedule, Mr. Hudson has not been the subject of any proceeding that has resulted in any decree or final order prohibiting or mandating Mr. Hudson's cessation or desistance of any activities with respect to any Federal or states securities laws.

		However, in the ordinary course of business by one of Mr. Hudson's companies, Mr. Hudson, by his ownership and control of Hudson National
Financial Corporation ("Hudson"), a privately held corporation that he controls, was the subject of a certain complaint sworn against it and him by one of then Hudson's clients, Red
Mountain Energy, Inc., an Arizona corporation.
The complaint was filed on February 28, 2002 in the United States District Court in Rochester,
New York (the "Court") and styled "Red Mountain
Energy, Inc. vs. Hudson National Financial
Corporation and Randolph S. Hudson". The complaint alleged that Hudson failed to maintain an office in New York State and that Hudson failed to perform its services to the client (the
Plaintiff, Red Mountain) as agreed to between Hudson and Red Mountain. The services principally were comprised of Hudson's arrangement of a merger between Red Mountain with a dormant or inactive publicly-held company. The action sought to extort $250,000 from Hudson and Mr. Hudson. (A copy of the complaint may be obtained from the Court on the U. S. Courts Pacer
System or by writing to the U. S. District Court at the U. S. Courthouse, 100 State Street, Room
2120, Rochester, New York 14614. Please note that the there may be a nominal charge to obtain electronic information or to obtain printed copies, as said fees are prescribed by the U. S.
Courts system and by the U. S. District Court in and for the Western District of New York, respectively.)

		Mr. Hudson was alternately out-of-state and outside of the United States for an extended period of time and was unable to personally appear before the Court to answer the summons.
Consequently, on April 29, 2002, the Court entered a judgment by default against the defendants for failure to appear or to otherwise defend themselves as required by law. Nothing contained in the default judgment restrains or prohibits Hudson or Mr. Hudson from engaging in any lawful securities or securities-related transaction in any jurisdiction.

		During the past two and one-half years, Mr.
Hudson and other Hudson officers have been gathering information and compiling evidence for use in an appeal of the existing case, and/or to file a new complaint against Red Mountain;
whereby Hudson and Mr. Hudson will allege and argue that Red Mountain was nothing more than a "front" by the principal organizers of Red
Mountain to circumvent the Commission's
registration rules and regulations; Red Mountain never, in fact or in deed, owned any real or personal property that would legally and ethically permit it to represent any value in its securities, by trading them on any intermediary quotation system or exchange. Moreover, Hudson and Mr. Hudson did achieve their objectives for Red Mountain; it was only by Red Mountain's inability by failing to produce documents that conclusively demonstrated that it owned certain assets, which caused Hudson to not be able to effect a merger between Red Mountain and the target dormant public company.

		It should be noted that none of the actions or the consequences or determinations resulting therefrom, which are stated hereinabove, could subject the Reporting Person or the Issuer to be deemed to fall within the interpretation or connotations associated with the negative distinctions of the disqualification provisions that are enumerated in 17 CFR 230.262; moreover, no person affiliated with the Issuer nor with the Reporting Person in this transaction reported hereunder is subject to statutory disqualification, as that term is defined in section 3(a)39 of the Act.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

3.a.	Overview of Transaction.  The Reporting
Person and the seller of the Shares of the Issuer's Common Stock, which are the subject hereof, entered into a private securities transaction under a Common Stock Purchase
Agreement dated January 24, 2005, a
representative EDGAR copy of which is annexed as an exhibit hereto.

3.b.	Payment for Stock in the Issuer.  Among
other things, that certain Common Stock Purchase
Agreement required Mr. Hudson (the Reporting
Person) to issue a negotiable non-interest bearing promissory note to the seller, Leslie M.
Apple, in principal the sum of $85,000 (the
"Note"), to serve as full and complete payment for the Shares subject hereof. Mr. Hudson is required to pay Mr. Apple said sum on or before April 23, 2005, unless he and Mr. Hudson agreed, by amendment, to different terms.

3.c.	Pledge of Shares as Security for Payment.
In the event Mr. Hudson does not timely pay Mr.
Apple said sum on or before said date, Mr. Apple may reclaim the Shares of the Issuer pursuant to a Pledge and Security Agreement that was issued by Mr. Hudson on even date with the Common Stock
Purchase Agreement and the Promissory Note. (A representative EDGAR copy of the Pledge and Security Agreement is annexed as an exhibit hereto.) Under that certain Pledge Agreement, Mr. Hudson maintains all voting rights on the Issuer's Shares, until his payment of the obligation represented by that certain Note, unless an extension has been granted by the holder thereof, or until his default thereunder.

3.d.	No Commercial Loans.  No other source of
funds was utilized by the purchaser (the
Reporting Person, Mr. Hudson) and no funds were obtained or utilized from any commercial or established banking methods to consummate the stock sale and purchase transaction described in this item third of this Schedule.

ITEM 4.	PURPOSE OF TRANSACTION.

   To the extent any of the statements made hereinbelow could be interpreted to constitute the view of the Issuer, the statements made hereunder by the Reporting Person, as the holder, in supermajority, of the common voting equity securities of the Issuer, may include "forward-looking" statements as defined in Section 27A of the Securities Act of 1933 (15 U.S.C. 77z-2) and in
Section 21E of the Securities Exchange Act of 1934
(15 U.S.C. 78u-5), which are referred to as "statutory safe harbor" provisions. Forward-looking statements are based upon the opinions and estimates of the Issuer's management (the Reporting Person serving, pro tem, as the sole member of the Issuer's senior executive management) at the time such statements are made. Every forward-looking statement is subject to inherent risks and uncertainties that could cause the actual results to differ materially from the plans, projections, or expectations expressed or implied by such statement at the time the statement was made. The Reporting
Person (and the Issuer, to the extent the statement made hereinbelow are construed to be that of the Issuer's management) cautions the public not to place undue influence on these forward-looking statements, which speak only as of the date they were made and may not have been updated in further filings, schedules, or reports required to be filed with the Commission, or with any other body government.

   Except for the factual historical information presented in this or in any amendment hereto, statements that may infer an impression of optimism about the Issuer's beliefs and expectations, expressed through words such as "expects", "anticipates", "intends", "plans", "believes",
"seeks", estimates", "contemplates", "prospective",
"attempt", "proposed", and similar expressions or terms, are intended to identify forward-looking statements.

   Generally, the events that are proposed to occur as the result of the transaction reported on this Schedule are (i) to fortify the equity of the existing shareholders by marketing the Issuer as a suitable candidate to enter into a qualified business combination, (ii) to engage the Issuer in a suitable transaction, whereby, it would become engaged in an ongoing business and, thus, enhancing the existing shareholders' equity positions, and
(iii) to remedy the Issuer's defaults under its reporting obligations to the Commission.

4.a.	No additional securities have been acquired
by, or promised to, any other person or entity under the transaction reported on this Schedule, and there has been no other disposition of the Issuer's securities in the transaction reported on this Schedule.

4.b.	No merger, reorganization, liquidation, or
other similar corporate action involving the Issuer has occurred as the result of the transaction reported on this Schedule. To the best of the Reporting Person's knowledge, as of the date hereof, the Issuer does not own shares of stock or membership units in any other corporation, limited liability company, partnership, joint venture, or in any other type of legally formed entity.

4.c.	The transaction reported on this Schedule
does not involve the sale or transfer of any of the Issuer's assets.

4.d.	The Reporting Person contemplates a change
in the members of the Issuer's Board of Directors and in the Issuer's senior executive management, to become effective in due course following the date of this Schedule, and after (1) a special meeting of the Issuer's Board of Directors and
(2) the action by written consent of the shareholders without a meeting.

		As the result of the transaction reported on this Schedule, Leslie M. Apple, the Issuer's former President, Secretary, Treasurer, and
Director submitted his resignation, which event the Issuer is timely required to be reported to the Commission and to the public, accordingly, on a Form 8-K Current Report. Consequently, it was necessary for the new shareholder (the Reporting
Person) to convene a special meeting of the Issuer's Board of Directors to nominate and elect a new member to serve on the Issuer's Board, pending the ratification of the board's action by the Issuer's shareholders. The Reporting Person nominated himself to serve on the Issuer's Board of Directors, and, further, thereafter the unanimous approval of the Issuer's Board of Directors, appointed himself to serve in the positions of the Issuer's President, Secretary, and Treasurer, pending the ratification of the board's action by the Issuer's shareholders. As of the date hereof, the Reporting Person has no intention to change the number or term of the Issuer's directors, or to fill the other vacancies on the Issuer's Board of Directors.

4.e.	While the Reporting Person has no intention
to change the dividend policy of the Issuer, Mr.
Hudson does intend, in due course following the date of this Schedule, to compel the Issuer, by and through the actions of its Board of Directors, to apply to the State of Delaware to amend its Certificate of Incorporation to change its authorized capital structure, which would result in the following authorized changes to the capital structure of the Issuer:

Class of
Stock
Par Value per
Share
Total Authorized
Shares



Common
Stock
$0.001
250,000,000
Preferred
Stock
$0.001
50,000,000

	(Presently, the Issuer is authorized to issue
50,000 shares of common stock, par value $0.001 per share, and no shares of preferred stock.)

4.f.	As of the date hereof, the Reporting Person
has no intention to compel or influence the Issuer to change its business or corporate structure. To the best knowledge of the Reporting Person, the Issuer is not directly subject to any rule or regulation of the Investment Company Act of 1940.

4.g.	As of the date hereof, the Reporting Person
has no intention to compel or influence the Issuer to amend its Certificate of Incorporation or to amend its Bylaws to impede the acquisition of control of the Issuer by any person or entity, with the exception of informing the Commission and the public of the statutory self-executing anti-takeover provisions set forth in the General
Corporation Law of Delaware, under which statute the Issuer may rely on effecting a future action.

4.h.	As of the date hereof, the Issuer has not
issued any class of its securities, either in equity or in debt, or any debt instruments, trading on any national or regional exchange nor quoted on any electronic intermediary quotation system.

4.i.	As of the date hereof, it is not the
intention of the Reporting Person to compel or influence the Issuer to terminate its prior registration of its common voting equity securities and resultant obligations pursuant to section 12(g)(4) of the Act.

4.j.	Further Undertakings; SEC Reports and
Filings. It is Mr. Hudson's intent to compel the Issuer to timely bring current all of its current, quarterly, transitional, periodic, and annual reports required to be filed by the Issuer pursuant to section 13(a) or 15(d) of the Securities Exchange Act of 1934. Furthermore, as an obligation pursuant to 17 CFR 240.13d-7, a certified copy of this filing must be mailed to the Issuer at its principal executive office and to each exchange upon which the Issuer's securities are traded. Presently, the Issuer does not trade its securities on any national or regional exchange, nor on any intermediary or electronic quotation system. This Schedule from time to time may be amended by the Reporting
Person to include further information regarding the matters subject herein.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

			5.a.

(1)	Issuer's Capitalization.  The Issuer has
authorized 50,000 shares of common stock, par value $0.001 per share, and is not authorized to issue any shares of preferred stock.

(2)	Acquisition by Reporting Person.  Under this
Schedule, the Reporting Person is disclosing his acquisition of 23,750 shares of the Issuer's common stock, par value $0.001 per share, which equates to 95.0% ownership of the Issuer's total issued and outstanding Shares of common stock.

(3)	Voting Groups.  The Reporting Person is not
a member of any voting group and he
beneficially owns all of the Shares disclosed in this Schedule.

			5.b.

(1)	The Reporting Person has the sole power to
vote, or to direct the vote, and the sole power to dispose of, or to direct the disposition of, 23,750 Shares of the Issuer's Common Stock.

(2)	There are no persons or entities that share
the Reporting Person's power to vote, nor to direct the power to vote, nor that hold the power to dispose of, nor to direct the power to dispose of, any of the Shares of the Issuer's
Common Stock reported on this Schedule.

5.c.	With the single exception of the transaction
being reported on this Schedule, neither the Issuer nor the Reporting Person have been involved in, nor that have been the subject of, any transaction involving the Issuer's securities during the 60 (sixty) days prior to the date of this Schedule.

5.d.	No person or entity, other than the Reporting
Person hereunder is known to have the right to receive, nor the power to direct the right to receive dividends from, or the proceeds from the sale of, the Issuer's securities, for those Shares of the Issuer's Common Stock being reported on this Schedule. As of the date of this Schedule, the Reporting Person is not entitled under any right, option agreement, warrant, or other instrument to acquire additional underlying securities in the Issuer, nor is any person or entity the holder of any agreement that confers upon any person or entity any right or option to acquire additional underlying securities of the Issuer or of the Reporting Person.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE
ISSUER.

6.a.	Indemnification of the Reporting Person and
the Seller.

		The readers hereof should be informed that insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers, controlling persons, and beneficial owners of the Issuer, the Reporting
Person and the Issuer have been advised that, in the opinion of the Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Issuer of expenses incurred or paid by a director, officer, controlling person, or beneficial owner of the Issuer in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, controlling person, or beneficial owner in connection with the transaction reported on this Schedule, the Issuer will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

		Notwithstanding the statement hereinabove, as provisions to that certain Common Stock Purchase
Agreement (more fully described in Item 1 hereof), the following events have occurred:

(1)	The seller of the Issuer's securities, which
are the subject of the transaction being reported in this Schedule, agreed to indemnify and hold the purchaser (the Reporting Person), his counsel, and his agents harmless against and in respect of any and all losses, liabilities, damages, and expenses whatsoever, including legal fees, incurred in investigating, preparing, or defending against any litigation (whether or not involving a third party), commenced or threatened, or any claim whatsoever, and any and all amounts paid in settlement of any claim or litigation, as and when incurred, (i) arising out of, based upon, or in connection with any breach of any representation, warranty, covenant, or agreement of seller contained in that certain
Common Stock Purchase Agreement or of the
Issuer contained in that certain Common Stock
Purchase Agreement; or (ii) arising out of, based upon, or in connection with any and all claims relating to the business, properties, assets, and/or operations of the Issuer which arose prior to the closing of the transaction, which is the subject of the transaction reported in this Schedule; provided, however, the seller's and the Issuer's maximum joint
(total) liability pursuant to that certain
Common Stock Purchase Agreement, or otherwise, shall be the total cash payments actually received by seller from the Reporting Person pursuant to that certain Common Stock Purchase
Agreement and under the promissory note, which was issued in conjunction with that certain
Common Stock Purchase Agreement; and

(2)	Under that certain Common Stock Purchase
Agreement, the Reporting Person agreed to indemnify and hold the seller and his heirs, successors and assigns harmless against and in respect of any and all losses, liabilities, damages, and expenses whatsoever, including legal fees, incurred in investigating, preparing, or defending against any litigation
(whether or not involving a third party), commenced or threatened, or any claim whatsoever, and any and all amounts paid in settlement of any claim or litigation, as and when incurred, (i) arising out of, based upon, or in connection with any breach of any representation, warranty, covenant, or agreement of the Reporting Person contained in that certain Common Stock Purchase Agreement, in that certain Pledge Agreement, and under that certain Note, all of which were a part of the transaction that is being reported on this Schedule.

		The indemnification provisions described hereinabove shall only apply to a claim, which is commenced or threatened within one year from the closing date of the transaction that is being reported in this Schedule.

6.b.	Due-Diligence by Purchaser.  The Reporting
Person was given a full opportunity to ask questions of, and to receive answers from, the officers, agents, and representatives of the seller and of the Issuer concerning the financial condition and the corporate history and status of the Issuer and to obtain such other information that the Reporting Person and his professional advisors desired in order to evaluate the purchase of the Issuer's common voting equity securities, which are the subject of the transaction that is being reported on this Schedule. All such questions were answered to the full satisfaction of the Reporting Person.

6.c.	Purchaser's Acknowledgment of Risks.  The
Reporting Person acknowledges that, on the date he consummated the purchase of the Issuer's securities he understood: the Issuer was not conducting business, other than to seek a business combination with a qualified entity; the Issuer had no assets; that in purchasing the Issuer's common voting equity securities, he was making a highly speculative and risky investment;
and that he may lose his entire investment in the securities of the Issuer. As the holder-in-supermajority of the Issuer's common voting equity securities following the closing of the transaction that is being reported on this Schedule, the Reporting Person understood that the Issuer is obligated to file quarterly, annual, transitional, and current reports with the Commission and that the Issuer is delinquent in its filings under its reporting obligations to the SEC.

6.d.	Purchaser's Agreement to Remedy Issuer's
Failure to Report. As a provision of that certain Common Stock Purchase Agreement (more fully described in Item 1 hereof), following the satisfactory closing of the stock sale and purchase transaction, Mr. Hudson agreed to compel the Issuer to timely bring current all of its quarterly, transitional, and annual reports, which were required to have been filed by the Issuer with the Commission from the date the Issuer became subject to the reporting requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934.

6.e.	The Reporting Person named hereinabove has
the sole power to (1) vote or direct the vote of 23,750 shares, par value $0.001 per share, of the Issuer's common voting equity securities (the
Issuer's common stock), (2) dispose of or to direct the disposition of 23,750 shares, par value $0.001 per share, of the Issuer's common voting equity securities (the Issuer's common stock), and (3) does not share his power to vote or to direct the vote and does not share his power to dispose of or to direct the disposition of any of the shares that he beneficially owns, which are being reported on this Schedule.

6.f.	The most recent transaction regarding the
Issuer's securities, which is the subject of the report being filed on this Schedule is:

(1)	Purchase of Issuer's Securities.  The
purchase of 23,750 shares of the Issuer's common stock, par value $0.001 per share;
whereby, Mr. Hudson (the Reporting Person) and
Leslie M. Apple (the seller of the Shares of the common voting equity securities, which are the subject hereof) entered into a private securities transaction under a Common Stock
Purchase Agreement dated January 24, 2005, a representative EDGAR copy of which is annexed as an exhibit hereto.

(2)	Payment for Stock in the Issuer.  Among
other things, that certain Common Stock
Purchase Agreement required Mr. Hudson (the
Reporting Person) to issue a negotiable non-interest bearing Promissory Note to Mr. Apple, in principal the sum of $85,000, to serve as full and complete payment for the Shares subject hereof. Mr. Hudson is required to pay
Mr. Apple said sum on or before April 23, 2005, by virtue of the terms of a negotiable promissory note, unless he and Mr. Apple agree, by amendment, to more suitable terms.

(3)	Pledge of Shares as Security for Payment.
In the event Mr. Hudson does not timely pay Mr.
Apple said sum on or before said date, Mr.
Apple may reclaim the Shares of the Issuer pursuant to a Pledge and Security Agreement that was issued by Mr. Hudson on even date with the Common Stock Purchase Agreement and the
Promissory Note. (A representative EDGAR copy of the Pledge and Security Agreement is annexed as an exhibit hereto.) Under that certain
Pledge Agreement, Mr. Hudson maintains all voting rights on the Issuer's Shares, until his payment of the obligation represented by that certain Note, unless an extension has been granted by the holder thereof, or until his default thereunder. In the event Mr. Hudson permanently defaults on his obligation to Mr.
Apple, and, if Mr. Apple does not forbear any immediate collection proceedings under the obligation by permitting Mr. Hudson to amend the terms of the Note and the Pledge Agreement, the Issuer's Shares, and all rights thereunder, shall revest in Mr. Apple.

ITEM 7.	MATERIALS TO BE FILED AS EXHIBITS.   The following
materials are filed as exhibits to this Schedule:

	7.1.Common Stock Purchase Agreement, dated January 24, 2005

	7.2.Pledge and Security Agreement, dated January 24, 2005

        7.3.A Non-Negotiable Facsimile of Promissory Note, dated January 24, 2005



SIGNATURE

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct. I am aware, by the Commission's notice, that intentional misstatements or omissions of fact constitute Federal criminal violations in accordance with 18 U.S.C. 1001.


DATED:  March 25, 2005

				/s/ Randolph S. Hudson
				Randolph S. Hudson
				(Reporting Person)



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